[HUNTON & WILLIAMS LETTERHEAD]






THEODORE J. FISHER                        FILE NO.:  35636.000263
E-MAIL: TFISHER@HUNTON.COM                DIRECT DIAL:  (804) 788-8798

                                 April 14, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                                 ELOTTERY, INC.
                WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1

Ladies and Gentlemen:

        On behalf of eLottery, Inc., a Delaware corporation (the "Company") and a wholly-owned subsidiary of EXECUTONE Information Systems, Inc. ("Executone"), we are writing to request that the Company's Registration Statement on Form S-1 (Registration No. 333-63523), including all amendments filed in connection therewith (as amended, the "Registration Statement"), be withdrawn. The Board of Directors of Executone has determined not to distribute shares of common stock, par value $0.01 per share ("Common Stock"), of the Company to the shareholders of Executone as described in the Registration Statement because of certain tax consequences created by the distribution. The Company has not offered to sell or distribute any shares of Common Stock pursuant to the Registration Statement.

        If you have any questions or require additional information, please do not hesitate to call me at the above-listed number.

                                            Sincerely,

                                            /s/ Theodore J. Fisher
                                            Theodore J. Fisher
TJF:cs
cc:     Mr. Michael W. Yacenda
        Barbara C. Anderson, Esq.
        Thurston R. Moore, Esq.
        Louanna O. Heuhsen, Esq.